February 12, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (973) 514-5192

Domenick A. Cama
Executive Vice President and Chief Financial Officer
Investors Bancorp, Inc.
101 JFK Parkway
Short Hills, New Jersey 07078

>**Re:**   **Investors Bancorp, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2006**
>   **Filed September 15, 2006**
>   **File No. 000-51557**

Dear Mr. Cama:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2006

Business

Non-Performing Assets, page 10

1. In future filings, as of the end of the most recent fiscal period, please describe the nature and extent of any potential problem loans not disclosed in the table of non-performing assets but for which the Company has known information about credit problems that may cause management to have serious doubts as to the repayment ability of the borrowers. Refer to Section III.C.2 of Industry Guide 3.

Financial Statements

Note (4), "Securities Held-to-Maturity", page 64

2. We refer to the gross unrealized losses of $61.7 million incurred in 2006 with respect to mortgage-backed securities, of which $54.4 million were in an unrealized loss position for 12 months or more as compared to $12.3 million in unrealized loss positions for 12 months or more in 2005. Considering the duration and increased severity of the $42.1 million increase in unrealized loss positions for 12 months or more in 2006, please provide us with the following information:

    • Tell us how you considered the requirements of SAB 5:M and the application guidance in EITF 03-1 and FSP No. FAS 115-1 and 121-1 (as amended) regarding the recognition of other-than-temporary impairments in the held-to-maturity investment portfolio and fully explain why you believe your current accounting treatment is correct.

    • Discuss in your response how management considered the diminished likelihood of the market value of the securities increasing to their initial cost basis prior to or at the maturity date of the investments.

3. We refer to the second paragraph on page 66 that states the following:

    • The contractual cash flows of *most* of the mortgage-backed securities are guaranteed by Freddie Mac or Fannie Mae.

    • The Company expects these securities would not to be settled at a price *substantially less* than the amortized cost of the investment.

Please tell us and revise this paragraph in future filings to state a quantitative dollar or percentage equivalent to the terms *most* and *substantially less*. Similar changes should be made in future filings to the same terms included in the last paragraph on page 68 of Note (5), "Securities Available-for-Sale".

Note (5), Securities Available-for-Sale, page 67

4. We refer to the Form 8-K filed on December 11, 2006 and to press release dated December 8, 2006 titled "Investors Bancorp Announces Balance Sheet Restructuring" regarding the sale of $191 million of mortgage-backed securities, of which $166 million were available-for-sale securities that resulted in an after-tax loss of $2.4 million. Considering the Company had as of June 30, 2006 unrealized losses of $18 million related to available-for-sale securities with an estimated fair value of $529 million, please provide us with the following information:

    *   Tell us how you considered the requirements of SAB 5:M regarding the recognition of other-than-temporary impairments for the remaining portfolio of available-for-sale securities and fully explain why you believe your current accounting treatment is correct..

    *   Discuss in your response the sale of $166 million or 39% of your available-for-sale securities as of June 30, 2006 which appears to support the presumption that the Company does not have the intent to retain its remaining investment in available-for-sale securities for a period of time sufficient to allow for an anticipated recovery in market value.

    *   Describe how you applied the methodology for determining when an investment is other-than-temporarily impaired under paragraph 16 of SFAS 115 considering the application guidance in EITF 03-1 and FSP No. FAS 115-1 and 121-1 (as amended).

    *   Tell us why no disclosure was made in Management's Discussion and Analysis of the Form 10-Q for the period ended September 30, 2006 that was filed on November 9, 2006 regarding changes in management's assessment of material potential other-than temporary-impairments and how they could affect the Company's financial condition and results of operations.

Note (8), Financial Transactions with Off-Balance-Sheet Risk and Concentration of Credit Risk, page 70

5.   If material, please provide us with the disclosure required by paragraphs 44 and 45 of SFAS 133 to be included in future filings, regarding how you account for derivative hedging transaction that include the interest rate floors and caps. Refer to the third paragraph of the "Quantitative Analysis" section on page 48 that states you derive your net interest income analysis from a dynamic asset and liability analysis that applies contractual limitations such as interest rate floors and caps.

Form 10-Q for the period ended September 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at September 30, 2006 and June 30, 2006, page 11

6.   We refer to the penultimate paragraph of the "Net Loans" section on page 12 that discusses the increase in non-performing loans by $420,000 to $3.7 million at September 30, 2006 and to your conclusion that *the allowance for loan losses is adequate* based on various factors, including the performance and stability of your loan portfolio.   Please provide us with the following information:

- Tell us why there was no disclosure regarding any potential problems loans as required by Section III.C.2 of Industry Guide 3 considering non-performing loans increased by $8.5 million to $11.8 million during the quarter ended December 31, 2006 as a result of two residential construction loans that were placed in nonaccrual status during that period.

- Tell us and discuss in this section in future filings, the current collection status of these two construction loans and discuss any additional increases in nonaccrual loans.   Discuss in future filings if the recent increase in nonperforming loans is indicative of a trend in construction loans and the expected effects on future operations, cash flow and liquidity.

- Refer in your response to the "Provision for Loan Losses" section of the press release titled: "Investor Bancorp announces Second Quarter Results" dated January 30, 2007 included in Form 8-K filed on January 31, 2007.

*   *   *

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief